Exhibit 2

AGREEMENT

Executed and signed in Ramat Gan on the 26 day of July, 2026

BETWEEN:

J.B.D Innovation Ltd., Company No. 516700804 and/or anyone on its behalf

Address: 98 Hayarden, Ramat Gan (hereinafter: the “Seller”)

On the one hand;

AND:

Tshuva Victor & Co. – Law Offices

Company No. 514341056

40 Tuval street, Ramat Gan

(hereinafter: the “Purchaser”)

On the other hand;

The Seller and the Purchaser shall hereinafter be jointly referred to as the “Parties”.

WHEREAS,	Wearable Devices Ltd. (the “Company”) is a company whose shares are listed for trading on the Nasdaq Stock Market under the symbol WLDS;

WHEREAS,	the Seller and the Purchaser have agreed to jointly acquire shares of the Company and to act in concert with respect to their holdings, whereby the Seller shall initially acquire, on behalf of the Purchaser, 66,000 shares of the Company, and within five (5) days following receipt by the Purchaser of the Seller’s written notice thereof, the Purchaser shall purchase such shares from the Seller at a price of US$1.751 per share, for an aggregate purchase price of US$116,297;

NOW, THEREFORE, the Parties hereby declare, covenant and agree as follows:

1. General

1.1	The preamble to this Agreement forms an integral part hereof.

1.2	The section headings are inserted for convenience only and shall not affect the interpretation of this Agreement.

2. The Transaction

2.1	The Seller acquired, through Mr. Nissim Daniel, 543,361 shares of the Company at an average price of US$1.751 per share.

2.2	Within five (5) days after receipt of the Seller’s written notice, the Purchaser shall purchase from the Seller 66,000 shares at a price of US$1.751 per share, for a total consideration of US$116,297.

2.3	The Seller and the Purchaser shall act in concert with respect to their holdings in the Company. Until the transfer of the shares from the Seller to the Purchaser, the Seller shall vote the shares subject to this Agreement in accordance with the Purchaser’s instructions.

3. Miscellaneous

3.1	Each Party shall bear any taxes imposed upon it in connection with the transaction contemplated by this Agreement.

3.2	Failure by either Party to exercise any right under this Agreement or applicable law shall not constitute a waiver of such right, and such Party may subsequently exercise it. No claim of delay or waiver shall be available to a breaching Party.

3.3	The Parties shall take all actions, including the execution of any additional documents, required to implement and complete this Agreement in accordance with its terms and spirit.

3.4	The Parties shall act in good faith, comply with all applicable law, and cooperate in performing this Agreement.

3.5	The courts of Tel Aviv, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with this Agreement, and the laws of the State of Israel shall govern this Agreement.

3.6	The Parties’ addresses for the purposes of this Agreement are those set forth in the preamble or any other address in Israel notified in writing by a Party to the other.

3.7	Any notice under this Agreement shall be delivered personally or sent by registered mail to the recipient’s address. A notice shall be deemed received upon personal delivery or three (3) days after dispatch by registered mail, as applicable. If the deemed delivery date is not a business day, delivery shall be deemed to occur on the next business day.

IN WITNESS WHEREOF, the Parties have executed this Agreement:

Seller	Purchaser

/s/ J.B.D Innovation Ltd	/s/ Tshuva Victor & Co. – Law Offices

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